U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of April 2005

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	Press release dated April 21, 2005, relating to the announcement of results for the first quarter of fiscal year ending December 31, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	April 22, 2005	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Financial Officer and Executive Vice President

Trend Micro Reports First Quarter Results

Net sales up 27% YoY and operating income rises 42% in 1Q2005

Tokyo, Japan – April 21, 2005 – Trend Micro, Inc. (TSE: 4704, NASDAQ: TMIC), a leader in network antivirus and Internet content security software and services, today announced earnings results for the first quarter 2005.

Trend Micro posted consolidated net sales of 17.3 billion Yen (or US $165.4 million, 104.59 JPY = 1USD), operating income of 7.3 billion Yen (or US $69.8 million) and net income of 4.6 billion Yen (or US $43.6 million) for the first quarter 2005. These figures reflect gains of 27% in net sales, 42% in operating income, and 45% in net income compared with the same period a year ago.

Continued demand for Trend Micro’s multi-layered network protection led to product sales in enterprise and consumer environments, particularly for Internet gateway, client/server, and desktop solutions. Gateway products, including Trend Micro™ InterScan™ Web Security and InterScan Messaging Security suites, experienced a 73% gain in sales over the previous year, while consumer desktop and client/server products grew a record 35% and 28%, respectively.

“Our continued strength in delivering Internet gateway solutions and the momentum we are gaining in capturing desktop share demonstrates that our corporate customers want a layered approach to defend against increasingly complex threats,” said Eva Chen, CEO of Trend Micro. “We also forged key partnerships this quarter that will help us continue our growth in strategic markets like China and have enabled us to expand our offerings to the consumer market through integration with partners like NETGEAR. These developments enable us to deliver the right solutions to our customers around the world.”

Based on information currently available to the company, consolidated net sales for the second quarter ending June 30, 2005 is expected to be 17.5 billion Yen (or US $163.6 million, based on an exchange rate of March 31, 2005; 107JPY = 1USD). Operating income and net income are expected to be 7.0 billion Yen (or US $65.4 million) and 4.2 billion Yen (or US $39.3 million), respectively.

First Quarter Business Highlights

•	SINA and Trend Micro

Through an agreement with SINA, China’s top portal and most frequently visited Web site, Trend Micro began providing advanced security protection for more than 100 million email users in China and among the global Chinese community. The partnership establishes Trend Micro as a security leader for one of the world’s most rapidly developing economies and highlights the company’s intention to grow its business by capitalizing on opportunities in emerging markets. Trend Micro, which considers China a strategic growth opportunity, provides antivirus scanning services for SINA’s email customers, and in the near future it will offer online virus scanning for PCs, anti-spam protection, and antivirus security for mobile devices.

•	NETGEAR and Trend Micro

Through an agreement with NETGEAR, a world provider of technically advanced, branded networking products, Trend Micro will provide comprehensive antivirus, spyware, and anti-spam network security solutions for NETGEAR’s home and small business customers globally. The first collaborative solution will feature the integration of Trend Micro Home Network Security with NETGEAR’s wireless and broadband firewall routers for the home.

•	Awards and Recognition

Leadership

CEO Eva Chen was named by Network World magazine as a “Network Sentinel”, and Trend Micro was featured among the magazine’s list of the “Ten Most Power-Hungry Companies in Networking”.

Channel

Trend Micro was recognized by VARBusiness magazine as one of North America’s top information technology vendors for the breadth and depth of its channel partner programs. The acknowledgement included a “5-Star” rating in the magazine’s 11th annual Partner Programs Guide survey.

Chairman and founder Steve Chang was named among the Top 10 Channel Advocates by Computer Reseller News (CRN). Nancy Reynolds, director of national resellers for North America, was named among CRN Channel Champion’s Top 50 Local Leaders.

Products

Trend Micro Home Network Security, which is integrated in Zyxel routers, achieved the Protectstar “Excellent Security” Award in Germany. Trend Micro PC-cillin™ Internet Security 2005 was named “Best Value” and given a 5-Star rating by NetGuide Australia.

Support & Service

Trend Micro’s Premium Support was awarded the STAR Award 2005 for Best Practices in the category “Growing the Business”. The award, delivered by the Service and Support Professional Association (SSPA), acknowledges Trend Micro for its outstanding achievement in the technical customer support field. Trend Micro is the first company to win this new award.

•	Products & Innovation

Trend Micro Mobile Security v.2.0 was announced to provide enhanced antivirus and SMS anti-spam protection for data-centric mobile wireless devices. Additional platforms supported include Microsoft Windows Mobile 2003/2003SE for Smartphone and Pocket PC and Symbian OS 7.0.

•	Global Business Highlights

In Europe, Trend Micro and D-Link, the leading global manufacturer of broadband, wireless, and networking solutions to the small office/home office, SMB, and enterprise environments, announced an agreement to offer a free three-month trial of Trend Micro PC-cillin Internet Security v.12 with the purchase of select D-Link products. The agreement provides D-Link’s home and small office customers with the benefits of gained antivirus and content security.

In Australia, new business was closed with Vodafone, one of the world’s leading mobile telecommunications companies. In Japan, Network VirusWall™ implementations were completed for Rikkyo University, one of Japan’s major private universities.

Notice Regarding Forward-looking Statements

Certain statements that we make in this release are forward-looking statements. These forward-looking statements are based upon management’s current assumptions and beliefs in light of the information currently available to it, but involve known and unknown risks and uncertainties.

Many important factors could cause our actual results to differ materially from those expressed in our forward-looking statements. These factors include:

•	Difficulties in addressing new virus and other computer security problems

•	Timing of new product introductions and lack of market acceptance for our new products

•	The level of continuing demand for, and timing of sales of, our existing products

•	Rapid technological change within the antivirus software industry

•	Changes in customer needs for antivirus software

•	Existing products and new product introductions by our competitors and the pricing of those products

•	Declining prices for products and services

•	The effect of future acquisitions on our financial condition and results of operations

•	The effect of adverse economic trends on our principal markets

•	The effect of foreign exchange fluctuations on our results of operations

•	An increase in the incidence of product returns

•	The potential lack of attractive investment targets and

•	Difficulties in successfully executing our investment strategy

We assume no obligation to update any forward-looking statements.

For more details regarding risk factors relating to our future performance, please refer to our filings with the U.S. Securities and Exchange Commission.

About Trend Micro, Inc.

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers and managed service providers. For additional information and evaluation copies of all Trend Micro products, visit our Web site, www.trendmicro.com.

# # #

Trend Micro, the t-ball logo, PC-cillin, and VirusWall are trademarks or registered trademarks of Trend Micro Incorporated. TrendLabs is a service mark of Trend Micro Incorporated. All other company or product names may be trademarks or registered trademarks of their owners.

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-3-5334-4899

Fax: +81-3-5334-4874

ir@trendmicro.co.jp

Supplementary Information

1. Consolidated Unaudited Results of Operations for First Quarter Ending March 31, 2005 (US GAAP)

*	Figures for the First quarter of 2005 and 2004 are not audited.

(1) Consolidated Results of Operations

	FY2005	FY2004
	Current first quarter From January 1, 2005 To March 31, 2005	Previous first quarter From January 1, 2004 To March 31, 2004	Growth Rate
	Millions of yen	Millions of yen	%
Net sales	17,301	13,621	27.0
Cost of sales	581	912	(36.3)

Gross profit	16,720	12,709	31.6
Operating expenses	9,419	7,569	24.4

Operating income	7,301	5,140	42.0
Other income (expenses)	249	172	45.3

Net income before taxes	7,550	5,312	42.1

Income taxes	3,012	2,180	38.2

Minority interest in income of consolidated subsidiaries	0	—	—
Equity in earnings of affiliated companies	19	9	118.3

Net income	4,557	3,141	45.1

(2) Segment information

Net sales to third parties

	FY2005	FY2004
	Current first quarter From January 1, 2005 To March 31, 2005	Previous first quarter From January 1, 2004 To March 31, 2004
	Millions of yen	Millions of yen
Japan	7,366	5,777
North America	3,401	2,634
Europe	4,314	3,590
Asia Pacific	1,748	1,252
Latin America	472	368

Total	17,301	13,621

Deferred Revenue

	FY2005	FY2004
	As of March 31, 2005	As of March 31, 2004
	Millions of yen	Millions of yen
Japan	13,185	10,483
North America	5,819	4,122
Europe	7,425	5,407
Asia Pacific	2,036	1,402
Latin America	484	338

Total	28,949	21,752

<Note>	1. Classification of countries and regions is based on our operating segments.
2. Classification of countries and regions into each segment.
	North America	: U.S.A.
	Europe	: Italy, Germany, France, UK, Ireland
	Asia Pacific	: Taiwan, Korea, Australia, Hong Kong, Malaysia, New Zealand, China, Singapore
	Latin America	: Brazil, Mexico

(3) Basis of consolidation

The number of consolidated subsidiaries	19 (19 in overseas)
The number of unconsolidated subsidiaries	—

(4) Increase (Decrease) of major assets, liabilities and shareholders’ equity

	As of March 31, 2005	Increase (Decrease)	As of December 31, 2004
	Millions of yen	Millions of yen	Millions of yen
(Assets)
Cash and cash equivalents	50,282	(2,626)	52,908
Notes and accounts receivable, trade -less allowance for doubtful accounts and sales returns	14,898	(347)	15,245
Marketable securities and securities investments	27,491	2,371	25,120
(Liabilities)
Deferred revenue (Total of current and long term)	28,949	1,045	27,904
(Minority interest)
Minority interest in consolidated subsidiaries	4	4	—
(Shareholders’ equity)
Treasury stock	(7,412)	42	(7,454)

<Note> In order for the warrants to be granted or transferred to the directors and certain employees of the Company and the directors and certain employees of an affiliated company, the Company issued unsecured bonds with detachable warrants. Under pre-revised section 341-8-4 of the Japanese Commercial Code, the redemption and retirement of these bonds are restricted when the total amount of the bonds is less than the total amount of the issue price of the stocks from unexecuted warrants. To reduce interest costs, the Company repurchased some of the issued bonds after warrants were detached. Based on the above reason, the Company intends to hold the treasury bonds until they can be retired legally which is substantially the same as redemption. Thus, bonds and treasury bonds (4,000 millions of yen as of March 31, 2005 and 4,000 millions of yen as of December 31,2004 respectively) are disclosed in net amount in the balance sheet.

2. Projected consolidated earnings (US GAAP)

Projected earnings for the next quarter (April 1, 2005 through June 30, 2005)

	Net sales	Operating income	Net income
	Millions of yen	Millions of yen	Millions of yen
2nd Qtr	17,500	7,000	4,200

(Note) Since the business environment surrounding Trend Micro Group tends to fluctuate in the short run, it is difficult to make the highly reliable projection figures on a yearly basis. We, therefore, decided to announce the earnings on a quarterly basis in the fiscal year ending in December 2005 as well as earnings projection of the succeeding quarter.

If we found through our calculation conducted from time to time that the net sales fluctuate from the most recent quarterly projection by more than 10%, or operating income or net income fluctuates by more than 30%, we will announce the revision of the earnings projection.

Brief Information

Sales of Major Regions based on Local Currencies (Unaudited)

	1Q2003	2Q2003	3Q2003	4Q2003	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005
U.S. (1,000 US$) Applied rate to yen	18,287 118.91	19,303 118.50	22,054 117.35	23,749 108.78	24,524 107.42	24,661 109.78	29,398 109.99	31,398 105.63	32,514 104.59

U.K. (1,000 Euro) Applied rate to yen	7,331 127.76	7,765 135.31	8,713 131.71	11,210 129.71	10,397 134.03	11,276 132.42	12,026 134.43	15,561 137.65	12,231 136.99

Germany (1,000 Euro) Applied rate to yen	7,012 127.73	6,887 134.74	8,070 132.08	9,813 129.68	9,178 134.00	9,197 132.45	10,525 134.36	11,715 137.24	10,478 137.03

April 21, 2005

Trend Micro Incorporated